TECHE HOLDING COMPANY

Annual Report 2002





Teche Holding Company
1120 Jefferson Terrace Boulevard
New Iberia, LA 70560
(337)560-7151
FAX (337)365-7130
LA WATS (800)256-1500

New Iberia
1120 Jefferson Terrace Boulevard
New Iberia, LA 70560
(337)365-0366
Call Center (800)897-0315

Franklin
Teche Federal Savings Bank
211 Willow Street
Franklin, LA 70538
Telephone: (337)828-3212

Franklin Drive Thru
1823 Main St.
Franklin, LA 70538
(337)828-4177

Morgan City
1001 7th St.
Morgan City, LA 70380
(985)384-0653

Bayou Vista
206 Arlington St.
Bayou Vista, LA 70380
(985)395-5244

New Iberia
529 N. Lewis St.
New Iberia, LA 70563
(337)367-2516

New Iberia
142 W. St. Peter St.
New Iberia, LA 70560
(337)364-5145

Lafayette
Broadmoor
5121 Johnston St.
Lafayette, LA 70503
(337)981-1887

Lafayette
Downtown
1001 Johnston St.
Lafayette, LA 70501
(337)232-6463

Lafayette
2306 W. Pinhook Rd.
Lafayette, LA 70508
(337)232-3419

Breaux Bridge
601 E. Bridge St.
Breaux Bridge, LA 70517
(337)332-2149

Houma
706 Barrow St.
Houma, LA 70360
(985)868-8766

Houma
1983 Prospect Blvd.
Houma, LA 70363
(985)857-9990

Houma
Winn Dixie Market Place
1218 St. Charles St.
Houma, LA 70360
(985)873-5799

Thibodaux
Winn Dixie Market Place
375 North Canal Blvd.
Thibodaux, LA 70301
(985)446-6707

Table of Contents

TECHE HOLDING COMPANY

President's Message

Dear Fellow Shareholders,

For several years, Teche has pursued a strategy called **SmartGrowth**. The goals are challenging – to continuously build our customer base, develop a diversified revenue stream that would grow in spite of fluctuations in interest rates, increase core deposits, maintain a return on equity and increase earnings per share each year. The result of our efforts is that we have seen our best year yet in 2002.

Over 1,000 individuals became our customers each month this past year. Once again, many brought us their old checks to shred as they traded in high cost checking at other banks for Teche Federal's "Totally Free Checking."

SmartGrowth of Customers Results



Growth in Checking Accounts
36,000
34,000
32,000
30,000
28,000
26,000
24,000
22,000
20,000
21,600
25,300
29,400
32,400
34,500
1998
1999
2000
2001
2002

Building a strong customer base has enabled us to diversify and grow our revenue stream. While mortgage lending is still a hallmark of Teche, **SmartGrowth** Loans increased to 36% of total loans in 2002, a significant increase when compared to 1998 when they comprised only 13% of total loans. **SmartGrowth** Loans have higher yields and provide valuable services to customers in our local markets. **SmartGrowth** Loans include home equity, consumer loans, commercial loans, commercial real estate loans and (since 2001) alternative mortgage loans. While growing our **SmartGrowth** Loan portfolio, Teche has also maintained asset quality ratios better than the industry's average in the key areas of non-performing assets to equity, non-performing loans to net loans and reserves to non-performing loans.

SmartGrowth Loans with High Yields



SmartGrowth Loans as % of Total Loans
38%
34%
30%
26%
22%
18%
14%
10%
13%
12%
18%
30%
36%
1998
1999
2000
2001
2002

As part of our revenue growth and diversification strategies, Teche has consistently focused on expanding our non-interest income, mainly derived from account fees. In 1998 non-interest income was 20% of operating revenue and in 2002 it increased to 31%. This ranks us with the highest performing regional and national banks. This income is not directly affected by changes in interest rates, thereby, buffering a portion of our revenue stream from interest rate risk.

SmartGrowth deposits continue to grow by double digits as they have for the last three years. This year they increased 14% and now comprise 44% of total deposits, compared to 39% of total deposits the previous year and 26% five years ago. **SmartGrowth** deposits are low cost core deposits, including checking, savings and money market accounts, and are a key element in maintaining healthy margins.

SmartGrowth of Core Deposits



Core Deposits as % of Total Deposits
50%
40%
30%
20%
26%
27%
29%
38%
44%
1998
1999
2000
2001
2002

Shareholders have again seen the value of Teche Holding Company growth in 2002. Return on equity was 11.6% compared to 6.8% in 1998. Earnings per share in 2002 were $2.58 compared to $1.81 in 2001, a 43% increase and a 121% increase since 1998. Average annual growth of earnings per share over five years was 17%. The Company also paid a dividend at an annual rate of $.50 per share and maintained its share repurchase plan in 2002.

Teche Holding Company and Teche Federal Savings Bank achieved a milestone this year by reporting $500+million in total assets in the first quarter. Teche's superior performance has not gone unnoticed by the financial community. The Company's stock has earned "buy" ratings from many of the analysts that follow our stock, and the stock price has increased 29% from fiscal year end 2001 to fiscal year end 2002. This comes after a 41% increase over the year end price for fiscal 2001.

Financial Performance... Solid Earnings



Diluted EPS
$2.80
$2.40
$2.00
$1.60
$1.20
$0.80
$0.40
$0.00
$1.17
$1.29
$1.55
$1.8
$2.58
1998
1999
2000
2001
2002

At Teche we plan to continue to maximize value by growing and adding revenue from both interest and non-interest income, controlling expenses, maintaining asset quality and managing capital to increase shareholder value with repurchases and consistent dividend payments.

We are also expanding into the Baton Rouge market in 2003 with our first location scheduled to open in the Summer. Louisiana Economic Outlook in 2002 identified the Baton Rouge economy as the second largest in the state and predicted growth of 8,200 jobs in this market in 2003-2004. The time is right for Teche to offer its superior services in the capital city. Two of our other key markets with existing operations – Houma and Lafayette – were also predicted to have significant job growth in 2003–2004 of 3,300 and 6,700 jobs respectively.

Every Teche employee will continue to implement our vision of SmartGrowth. One of our continuing initiatives in the SmartGrowth plan is building a strong sales culture throughout the Company. Teche is also continuing to explore the market and technology for internet banking services. We will be ready to offer this service next year.

Employees, officers and directors now own or control approximately 620,000 shares or 26% of Teche stock. Employees have benefited considerably from the stock's recent strong performance and dividends. As employees continue to build value, all of us –shareholders, customers and employees reap the rewards.

This year also saw changes to our Board of Directors. Mrs. Virginia Kyle Hine retired after 23 years of excellent stewardship. Newly elected to the board are Robert Judice, Jr., who formerly served in an advisory position, and J.L. Chauvin, the Chief Financial Officer and Treasurer of Teche.

With the support of our board, officers, employees and the continuing confidence of our shareholders, we look forward to continued success in the coming year.

Sincerely,

Patrick O. Little
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA (Dollars in thousands, except per share data)

	At or for the Year Ended September 30,				
	2002	2001	2000	1999	1998
Assets	$514,017	$467,531	$474,527	$434,265	$408,823
Loans Receivable, Net	350,623	380,830	386,512	342,986	345,172
Securities-Available for Sale	64,110	41,230	54,635	63,460	36,769
Securities-Held to Maturity	30,897	—	2,574	—	—
Cash and cash equivalents	35,375	24,108	10,384	10,292	10,680
Deposits	349,125	342,917	309,896	303,084	279,265
FHLB Advances	103,471	67,120	111,853	78,682	67,721
Stockholders' Equity	56,366	52,112	48,621	48,700	52,527
SUMMARY OF OPERATIONS					
Interest Income	$ 33,697	$ 35,186	$ 32,976	$ 30,275	$ 30,357
Interest Expense	16,345	20,505	19,098	16,356	16,712
Net Interest Income	17,352	14,681	13,878	13,919	13,645
Provision for Loan Losses	205	80	120	150	180
Net Interest Income after Provision for Loan Losses	17,147	14,601	13,758	13,769	13,465
Non-Interest Income	7,900	6,699	5,608	4,452	3,475
Non-Interest Expense	15,613	14,768	13,778	12,837	11,198
Income Before Gains on Sales of Securities and Income Taxes	9,434	6,532	5,588	5,384	5,742
Gains on Sales of Securities	87	123	—	14	138
Income Tax Expense	3,285	2,296	1,928	1,889	2,067
Net Income	$ 6,236	$ 4,359	$ 3,660	$ 3,509	$ 3,813
SELECTED FINANCIAL RATIOS					
Ratio of Equity to Assets	11.0%	11.1%	10.2%	11.2%	12.8%
Book Value/Common Share	$ 23.80	$ 21.61	$ 19.43	$ 17.79	$ 16.97
Dividends Declared per Share	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.50
Basic Income per Common Share	$ 2.72	$ 1.86	$ 1.56	$ 1.32	$ 1.23
Diluted Income per Common Share	$ 2.58	$ 1.81	$ 1.55	$ 1.29	$ 1.17
Return on Average Assets	1.25%	0.93%	0.81%	0.84%	0.94%
Return on Average Equity	11.56%	8.71%	7.70%	6.90%	6.79%
Net Interest Margin	3.66%	3.26%	3.21%	3.46%	3.45%
Non-Interest Expense/Average Assets	3.13%	3.14%	3.06%	3.06%	2.75%
Non-Interest Income/Average Assets	1.58%	1.42%	1.24%	1.06%	0.85%
Non Performing Loans/Loans (1)	0.65%	0.18%	0.28%	0.24%	0.21%
Allowance for Loan Losses/Loans (1)	0.98%	0.89%	0.93%	1.02%	1.01%
Dividend Payout	18.15%	26.88%	32.05%	37.88%	40.65%

(1) Total loans before allowance for loan losses

Business of the Bank

Teche Federal Savings Bank (the "Bank") attracts savings deposits from the general public and uses such deposits primarily to originate mortgage and non-mortgage loans and other type loans to individuals in its primary market area. To a lesser extent, the Bank originates residential construction, multi-family and commercial real estate loans and consumer loans, and invests in mortgage-backed and investment securities.

It is the Bank's intention to remain an independent community savings bank serving the local banking needs of its primary market area, which presently includes fifteen offices in the Louisiana Parishes of St. Mary, Iberia, Lafayette, St. Martin, Terrebonne and upper Lafourche. Deposits at Teche Federal are insured up to the maximum legal amount by the FDIC.

Business of the Company

Teche Holding Company (the "Company") is a Louisiana corporation organized in December 1994 at the direction of the Board of Directors of the Bank to acquire all of the capital stock that the Bank issued upon its conversion from the mutual to stock form of organization.

Summary of Quarterly Operating Results

	2002				2001			
	First	Second	Third	Fourth	First	Second	Third	Fourth
	(Amounts in thousands, except for per share data)							
Interest Income	$8,596	$8,503	$8,404	$8,194	$8,886	$8,870	$8,821	$8,609
Interest Expense	4,404	4,117	3,944	3,880	5,483	5,278	5,093	4,651
Net interest Income	4,192	4,386	4,460	4,314	3,403	3,592	3,728	3,958
Provision for Loan Losses	45	45	55	60	15	15	15	35
Income Before Income Taxes	2,233	2,421	2,460	2,407	1,328	1,481	1,773	2,073
Net Income	1,463	1,570	1,626	1,577	870	970	1,161	1,358
Basic income per common share	0.65	0.69	0.71	0.69	0.37	0.41	0.50	0.58
Diluted Income per common share	0.62	0.65	0.67	0.65	0.37	0.40	0.48	0.56

Market and Dividend Information

Teche Holding Company's common stock trades on the American Stock Exchange under the symbol "TSH." The following sets forth the high and low sale prices and cash dividends declared for the common stock for the last two fiscal years.

Quarter ended	Sales Price		Period End Close	Cash Dividend Declared	Date Declared
	High	Low			
December 31, 2000	$16.25	$12.625	$16.25	$0.125	November 15, 2000
March 31, 2001	$17.47	$16.26	$17.00	$0.125	February 21, 2001
June 30, 2001	$19.70	$18.18	$18.50	$0.125	May 23, 2001
September 30, 2001	$19.69	$18.25	$19.00	$0.125	August 22, 2001
December 31, 2001	$19.96	$18.25	$19.80	$0.125	November 28, 2001
March 31, 2002	$24.25	$19.75	$24.10	$0.125	February 20, 2002
June 30, 2002	$26.00	$23.80	$25.10	$0.125	May 15, 2002
September 30, 2002	$25.40	$21.55	$24.50	$0.125	August 19, 2002

According to the records of the Company's transfer agent, there were 502 registered stockholders of record at November 26, 2002. This number does not include any persons or entities who hold their stock in nominee or "street" name through various brokerage firms.

The Company's ability to pay dividends is substantially dependent upon the dividends it receives from the Bank. Under current regulations, the Bank is not permitted to pay dividends if its regulatory capital would thereby be reduced below (1) the amount then required for the liquidation account established in connection with the Bank's conversion from mutual to stock form, or (2) the regulatory capital requirements imposed by the Office of Thrift Supervision ("OTS"). Capital distributions are also subject to certain limitations based on the Bank's net income. See Notes 17 and 18 of notes to Consolidated Financial Statements. The Bank's total capital at September 30, 2002 exceeded the amounts of its liquidation account and regulatory capital requirements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Private Securities Litigation Reform act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believe", "anticipates", "contemplates", "expects", and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, risk associated with the effect of opening new branches, the ability to control costs and expenses, and general economic conditions. The Company undertakes no obligation to publicly release the results of any revisions to those forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events.

The Company's consolidated results of operations are primarily dependent on the Bank's net interest income, or the difference between the interest income earned on its loan, mortgage-backed securities and investment securities portfolios, and the interest expense paid on its savings deposits and other borrowings. Net interest income is affected not only by the difference between the yields earned on interest-earning assets and the costs incurred on interest-bearing liabilities, but also by the relative amounts of such interest-earning assets and interest-bearing liabilities.

Other components of net income include: provisions for losses on loans and other assets; noninterest income (primarily, service charges on deposit accounts and other fees, net rental income, and gains and losses on investment activities); noninterest expenses (primarily, compensation and employee benefits, federal insurance premiums, office occupancy expense, marketing expense and expenses associated with foreclosed real estate) and income taxes.

Earnings of the Company also are significantly affected by economic and competitive conditions, particularly changes in interest rates, government policies and regulations of regulatory authorities.

References to the "Bank" herein, unless the context requires otherwise, refer to the Company on a consolidated basis.

Management Strategy

Management's strategy has been to maximize earnings and profitability through steady growth while maintaining asset quality. The Bank's lending strategy has historically focused on the origination of traditional one-to-four-family mortgage loans with the primary emphasis on single family residences in the Bank's primary market area. Additionally, management emphasizes a "SmartGrowth" strategy which focuses on the origination of consumer loans (primarily home equity loans), alternative mortgage loans, commercial loans and commercial real estate loans for retention in the Company's loan portfolio. Alternative mortgage loans originated by the Bank are residential real estate loans that do not meet all of the Bank's standard loan underwriting criteria. Consumer loans, commercial loans and commercial real estate loans, generally have shorter terms to maturity and higher yields than residential real estate loans. While alternative mortgage loans, consumer loans, commercial loans, and comercial real estate loans have greater credit risk than conforming residential real estate loans, the Company believes its SmartGrowth strategy will have a favorable impact on the Company's net interest margin, as well as assist in interest rate risk management. SmartGrowth also emphasizes growth in core deposits (primarily transaction accounts) which include demand deposits, NOW accounts, money market deposit accounts and savings accounts.

Asset and Liability Management

Interest Rate Sensitivity Analysis. Net interest income, the primary component of the Bank's net income, is derived from the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities. The Bank has sought to manage its exposure to changes in interest rates by monitoring the effective maturities or repricing characteristics of its interest-earning assets and interest-bearing liabilities. The matching of the Bank's assets and liabilities may be analyzed by examining the extent to which its assets and liabilities are interest rate sensitive and by monitoring the expected effects of interest rate changes on its net interest income and net portfolio value.

The ability to maximize net interest income is largely dependent upon achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Bank is exposed to interest rate risk as a result of the difference in the maturity of interest-bearing liabilities and interest-earning assets and the volatility of interest rates. Because most deposit accounts react more quickly to market interest rate movements than do traditional mortgage loans due to their shorter terms to maturity, increases in interest rates may have an adverse effect on the Bank's earnings. Conversely, this same mismatch will generally benefit the Bank's earnings during periods of declining or stable interest rates.

The Bank attempts to manage its interest rate exposure by shortening the maturities of its interest-earning assets by emphasizing adjustable rate mortgages ("ARMs"), originating shorter term loans such as residential construction, consumer, and home equity loans and the investment of excess liquidity in purchased loans, adjustable rate mortgage-backed securities and other securities with relatively short terms to maturity. Furthermore, the Bank works to manage the interest rates it pays on deposits while maintaining a stable deposit base and providing quality services to its customers. In recent years, the Bank has used borrowings while continuing to rely primarily upon deposits as its source of funds. At September 30, 2002, the weighted average term to repricing of the Bank's ARM loan and mortgage-backed securities portfolio was approximately 25 months. In contrast, at September 30, 2002, $91.9 million of the Bank's certificate accounts and $153.2 million of the Bank's regular deposit accounts (e.g. demand, NOW, money market, savings), out of $349.1 million of total deposits, were scheduled to mature or reprice within one year or sooner. Based on past experience, however, management believes that much of the Bank's deposits will remain at the Bank.

Management believes that it has adequate capital to accept a certain degree of interest rate risk. Should interest rates rise management believes the Bank's capital position will enable it to withstand the negative impact on earnings.

Rate/Volume Analysis. The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by old rate); (ii) changes in rates (changes in rate multiplied by old average volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended September 30,					
	2002 vs 2001			2001 vs 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
	(Dollars in Thousands)					
Interest-earning assets:						
Securities (1)	$1,938	$(806)	$1,132	$ (745)	$ (169)	$ (914)
Loans receivable, net	(2,013)	(655)	(2,668)	2,067	821	2,888
Other interest-earning assets (2)	351	(304)	47	216	20	236
Total Interest-Earning Assets	276	(1,765)	(1,489)	1,538	672	2,210
Interest-bearing liabilities:						
Deposits	1,134	(4,706)	(3,572)	532	619	1,151
FHLB advances and other borrowings	(190)	(398)	(588)	(102)	358	256
Total Interest-Bearing liabilities	944	(5,104)	(4,160)	430	977	1,407
Net change in net interest income	$ (668)	$3,339	$2,671	$1,108	$ (305)	$ 803

(1) Includes investment securities and FHLB stock.

(2) Includes certificates of deposit and other interest-bearing accounts.

Average Balance Sheet. The following table sets forth certain information relating to the Company's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expenses by the average balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from daily average balances.

	Year Ended September 30,								
	2002			2001			2000		
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in Thousands)								
Assets									
Interest-Earning Assets									
Securities, Net (1)	$ 92,108	$4,583	4.98%	$ 55,283	$ 3,451	6.24%	$ 67,113	$ 4,365	6.50%
Loans receivable (2) (3)	364,676	28,769	7.89%	389,963	31,437	8.06%	364,237	28,549	7.84%
Other interest-earning assets (4)	16,952	345	2.04%	4,868	298	6.12%	1,210	62	5.12%
Total interest-earning assets	473,736	$33,697	7.11%	450,114	$35,186	7.82%	432,560	$32,976	7.62%
Non-interest earning assets	25,725			20,881			18,268		
Total Assets	$499,461			$470,995			$450,828		
Liabilities and Stockholders Equity									
Interest-bearing Liabilities									
NOW accounts	44,105	269	1.19%	38,325	642	1.62%	$ 38,747	$ 784	2.02%
Statement & regular savings accounts	25,925	344	1.33%	22,637	397	1.75%	23,357	444	1.90%
Money funds accounts	54,761	1,126	2.06%	28,618	1,194	4.17%	11,424	435	3.81%
Certificates of Deposit	202,321	9,036	4.47%	212,135	12,114	5.71%	216,694	11,533	5.32%
Total Deposits	327,112	10,775	3.29%	301,715	14,347	4.76%	290,222	13,196	4.55%
FHLB advances and other borrowings	91,140	5,570	6.11%	94,089	6,158	6.54%	95,753	5,902	6.16%
Total interest-bearing liabilities	418,252	$16,345	3.91%	395,804	$20,505	5.18%	385,975	$19,098	4.95%
Non-interest-bearing liabilities	27,274			25,172			17,311		
Total liabilities	445,526			420,976			403,286		
Stockholders' Equity	53,935			50,019			47,542		
Total Liabilities and Stockholders' Equity	449,461			$470,995			$450,828		
Net interest income/interest rate spread (5)		$17,352	3.20%		$14,681	2.64%		$13,878	2.67%
Net interest margin (6)			3.66%			3.26%			3.21%
Interest-earning assets/ Interest bearing liabilities			113.27%			113.72%			112.07%

(1) Includes securities and Federal Home Loan Bank (" FHLB") stock.
(2) Amount is net of deferred loan fees, loan discounts and premiums and loans-in-process and includes non-accruing loans.
(3) Interest income includes loan fees of approximately $399,000 in 2002, $117,000 in 2001 and $141,000 in 2000.
(4) Amount includes certificates of deposit and other interest-bearing deposits.
(5) Interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.
(6) Net interest margin represents net interest income divided by average interest-earning assets.

Changes in Financial Condition From September 30, 2001 to September 30, 2002

General. Total assets increased $46.5 million, or 9.9% to $514.0 million at September 30, 2002 from $467.5 million at September 30, 2001, primarily as a result of purchases of mortgage-backed securities using FHLB advance borrowings.

Cash and Cash Equivalents. Cash increased $11.3 million from $24.1 at September 30, 2001 to $35.4 million at September 30, 2002. Increases were due primarily to an increase in deposits and to principal repayments on mortgage-backed securities and loans.

Securities Available-for-Sale and Held-to-Maturity. Securities available-for-sale increased $22.9 million from $41.2 million at September 30, 2001 to $64.1 million at September 30, 2002. This increase was due primarily to purchase of mortgage backed securities using funds from loan repayments and FHLB borrowings. Securities held to maturity increased $30.9 million from September 30, 2001 due to new purchases during the fiscal year.

Loans Receivable, Net. The Bank's net loans receivable decreased $30.2 million or 7.9% to $350.6 million from $380.8 million at September 30, 2001 due primarily to repayments due to lower interest rates. Of all real estate loans originated in fiscal 2002, 31.0% had adjustable rates.

Deposits. The Bank's deposits increased $6.2 million or 1.8% to $349.1 million from $342.9 million at September 30, 2001. Increases were due primarily to growth in money market accounts and demand deposit accounts. Management's deposit strategy is focused on growing these core deposits.

Advances From FHLB. Advances from the Federal Home Loan Bank of Dallas increased $36.4 million, or 54.2% to $103.5 million from $67.1 million at September 30, 2001, as the Company used $30.0 million to fund purchases of securities.

Stockholders' Equity. Stockholders' equity increased $4.3 million or 8.3% from $52.1 million at September 30, 2001, to $56.4 million at September 30, 2002, due primarily to net income and the proceeds from the exercise of stock options less dividends and stock repurchases.

Comparison of Operating Results for Years Ended September 30, 2002 to September 30, 2001

Analysis of Net Income

General. The Company had net income of $6.2 million, $4.4 million and $3.7 million 2002, 2001 and 2000. The $1,877,000 or 43.1% increase during fiscal 2002 compared to fiscal 2001 was primarily due to an increase in net interest income and service fee income.

Interest Income. Interest income amounted to $33.7 million, $35.2 million and $33.0 million for the years ended 2002, 2001 and 2000, respectively. The $1.5 million or 4.3% decrease during fiscal 2002 compared to fiscal 2001 was primarily due to decreased interest on loans, offset somewhat by an increase in interest income on securities. The average rates earned on loans receivable decreased from 8.06% in fiscal 2001 to 7.89% in fiscal 2002. The average rates earned decreased from 7.46 % in the first quarter of fiscal 2002 to 6.84% in the fourth quarter of fiscal 2002 as rates decreased. The decrease was due to a lower average balance of loans receivable. The higher average balance of securities was offset by a 1.26% decrease in the yield thereon. The $2.2 million or 6.7% increase in fiscal 2001 was primarily due to increased interest on loans, offset somewhat by a decrease in interest on securities.

Interest Expense. Interest expense totaled $16.3 million, $20.5 million and $19.1 million for the years ended September 2002, 2001 and 2000, respectively. The $4.2 million or 20.5% decrease during fiscal 2002 compared to fiscal 2001 was primarily due to a decrease in deposit interest rates paid during the year. The $4.2 million or 20.5% decrease in fiscal 2002 was primarily due to a 147 basis point drop in deposit interest rates along with a 43 basis point drop in FHLB advance interest rates. The average rates paid on interest bearing deposits decreased from 4.76% in fiscal 2001 to 3.29% in fiscal 2002. However, the average rates paid decreased from 4.35% in the first quarter of fiscal 2002 to 3.65% in the fourth quarter of fiscal 2002 market rates decreased.

Net Interest Income. Net interest income amounted to $17.4 million, $14.7 million and $13.9 million for the years ended September 30, 2002, 2001 and 2000. The interest rate margin was 3.66% in fiscal 2002 and 3.26% in fiscal 2001. The increase in margin was mainly due to the large decrease in interest rates paid on deposits driven mostly by decreasing market rates.

Provision for Loan Losses. The Bank provided $205,000, $80,000 and $120,000 to the allowance for loan losses for the years ended September 30, 2002, 2001 and 2000 respectively. The allowance for loan losses was $3,459,000 at 2002 fiscal year end and $3,436,00 at 2001 fiscal year end and $3,630,000 at 2000 fiscal year end. The 2002 provision reflects a higher balance in the loan portfolio of consumer and commercial real estate loans.

Management periodically estimates the likely level of losses to determine whether the allowance for loan losses is adequate to absorb possible losses in the existing portfolio. Based on these estimates, an amount is charged or credited to the provision for loan losses and credited or charged to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb anticipated future losses. These estimates are made at least every quarter and there has been no significant change in the Company's estimation methods during the current period.

While the Bank maintains its allowance for losses at a level which it considers to be adequate to provide for existing losses, there can be no assurance that further additions will not be made to the loss allowances and that such losses will not exceed the estimated amounts. See Note 1 to Consolidated Financial Statements.

Non-Interest Income. Non-interest income during the years ended September 30, 2002, 2001 and 2000 amounted to $7.9 million, $6.7 million and $5.6 million respectively. The increases in both fiscal 2002 and fiscal 2001 were primarily due to increased fee income primarily due to an increase in the number of transaction accounts. In addition, the Company earned $186,000 in fiscal 2002 from its 2002 investment in bank-owned insurance.

Non-Interest Expense. Non-interest expense increased steadily over the three periods, totaling $15.6 million, $14.8 million and $13.8 million during the years ended September 30, 2002, 2001 and 2000. The increases in both fiscal 2002 and 2001 were due to continued expansion of office facilities, increased marketing expenses and increased investment in new technology. The principal component of non-interest expense, compensation and employee benefits, decreased slightly from $6.685 million in fiscal 2000 to $6.618 million in fiscal 2001 and increased to $7.3 million in fiscal 2002. A $308,000 decrease in the cost of the Management Incentive Plan from fiscal 2000 to fiscal 2001 offset increases in other areas of compensation and employee benefit expenses. Other operating expenses increased from $2.2 million in fiscal 2000 to $2.6 million in fiscal 2001 and decreased to $2.1 million in fiscal 2002.

The Company is subject to the Louisiana Shares Tax. This amounted to an expense of $650,000, $605,000 and $669,000 in the years ended September 30, 2002, 2001 and 2000, respectively.

Gain on Sale of Securities. In the years ended September 30, 2002, 2001 and 2000, gains on the sale of securities amounted to $87,000, $123,000 and $0, respectively. The increases in 2002 and 2001 were primarily due to the increase in the market values of certain financial institutions in which the Company had invested.

Income Tax Expense. For the years ended September 30, 2002, 2001 and 2000, the Bank incurred income tax expense of $3.3 million, $2.3 million and $1.9 million, respectively. The varying amounts were caused primarily by the varied pre-tax income of the Bank as the Company's overall effective income tax rate was approximately 35% for all three years.

Liquidity and Capital Resources

The Bank's average liquidity ratio is based on a percentage of deposits and short term borrowings and was approximately 18.6% percent during September 2002. The Bank manages its average liquidity ratio to meet its funding needs, including: deposit outflows; disbursement of payments collected from borrowers for taxes and insurance; repayment of Federal Home Loan Bank advances and other borrowings; and loan principal disbursements. The Bank also monitors its liquidity position in accordance with its asset/liability management objectives.

In addition to funds provided from operations, the Bank's primary sources of funds are: savings deposits; principal repayments on loans and mortgage-backed securities; and matured or called investment securities. The Bank also borrows funds from the Federal Home Loan Bank of Dallas (the "FHLB").

Scheduled loan repayments and maturing investment securities are a relatively predictable source of funds. However, saving deposit flows and prepayments on loans and mortgage-backed securities are significantly influenced by changes in market interest rates, economic conditions and competition. The Bank strives to manage the pricing of its deposits to maintain a balanced stream of cash flows commensurate with its loan commitments and other predictable funding needs.

The Bank usually maintains a portion of its cash on hand in interest-bearing demand deposits with the FHLB to meet immediate loan commitment and savings withdrawal funding requirements. When applicable, cash in excess of immediate funding needs is invested into longer-term investment and mortgage-backed securities, some of which may also qualify as liquid investments under current OTS regulations.

The Bank has other sources of liquidity if a need for additional funds arises, such as FHLB of Dallas advances and the ability to borrow against mortgage-backed and other securities. On September 30, 2002, the Bank had total FHLB borrowings of $103.5 million, or 20.1% of the Bank's assets.

Management believes the Bank has sufficient resources available to meet its foreseeable funding requirements. At September 30, 2002, the Bank had outstanding loan commitments of $22.1 million, and certificates of deposit scheduled to mature within one year of $91.9 million, substantially all of which management expects, based on past experience, will remain with the Bank.

Regulations of the OTS require the Bank to meet or exceed three separate standards of capital adequacy. These regulations require financial institutions to have minimum tangible capital equal to 1.5 percent of total adjusted assets; minimum core capital equal to 4.0 percent of total adjusted assets; and risk-based capital equal to 8.0 percent of total risk-weighted assets. At September 30, 2002, Teche Federal exceeded all regulatory capital requirements. See Note 17 to Consolidated Financial Statements.

Impact of Inflation and Changing Prices

The consolidated financial statements of the Company and notes thereto, presented elsewhere herein, have been prepared in accordance with Generally Accepted Accounting Principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, nearly all the assets and liabilities of the Bank are financial. As a result, interest rates have a greater impact on the Bank's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Critical Accounting Policies

Certain critical accounting policies affect the more significant judgements and estimates used in the preparation of the consolidated financial statements. Teche's single most critical accounting policy relates to its allowance for loan losses, which reflects the estimated losses resulting from the inability of its borrowers to make loan payments. If the financial condition of its borrowers were to deteriorate, resulting in an impairment of their ability to make payments, its estimates would be updated, and additional provisions for loan losses may be required.

Deloitte & Touche LLP
701 Poydras Street
Suite 3700
New Orleans, Louisiana 70139

Tel: 504-581-2727
Fax: 504-561-7293
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Teche Holding Company
Franklin, Louisiana

We have audited the accompanying consolidated balance sheets of Teche Holding Company and subsidiary as of September 30, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Teche Holding Company and subsidiary as of September 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
November 15, 2002

Deloitte
Touche
Tohmatsu

TECHE HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 AND 2001
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

ASSETS	2002	2001
Cash and cash equivalents	$ 35,375	$ 24,108
Securities available-for-sale, at estimated market value (amortized cost of $63,009 in 2002 and $40,164 in 2001)	64,110	41,230
Securities held-to-maturity, at cost (estimated market value of $31,188)	30,897	-
Loans receivable, net of allowance for loan losses of $3,459 in 2002 and $3,436 in 2001	350,623	380,830
Accrued interest receivable	2,501	2,387
Investment in Federal Home Loan Bank stock, at cost	5,211	4,776
Real estate owned, net	580	282
Prepaid expenses and other assets	742	734
Life insurance contracts	8,772	-
Premises and equipment, at cost, less accumulated depreciation	15,206	13,184
TOTAL ASSETS	$514,017	$467,531
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits	$349,125	$342,917
Advances from Federal Home Loan Bank	103,471	67,120
Advance payments by borrowers for taxes and insurance	1,352	1,642
Accrued interest payable	702	964
Accounts payable and other liabilities	3,001	2,776
Total liabilities	457,651	415,419
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value, 10,000,000 shares authorized; 4,373,871 and 4,306,064 shares issued	44	43
Preferred stock, 5,000,000 shares authorized, none issued	-	-
Additional paid-in capital	44,618	43,374
Retained earnings	41,713	36,609
Unearned ESOP shares	(757)	(1,089)
Treasury stock - 2,005,588 and 1,894,748 shares, at cost	(29,968)	(27,518)
Unrealized gain on securities available-for-sale, net of deferred income taxes	716	693
Total stockholders' equity	56,366	52,112
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$514,017	$467,531

See notes to consolidated financial statements.

TECHE HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	2002	2001	2000
INTEREST INCOME:			
Interest and fees on loans	$ 28,769	$ 31,437	$ 28,549
Interest and dividends on securities	4,583	3,451	4,365
Other interest income	345	298	62
	33,697	35,186	32,976
INTEREST EXPENSE:			
Deposits	10,775	14,347	13,196
Advances from Federal Home Loan Bank	5,570	6,158	5,902
	16,345	20,505	19,098
NET INTEREST INCOME	17,352	14,681	13,878
PROVISION FOR LOAN LOSSES	205	80	120
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	17,147	14,601	13,758
NON-INTEREST INCOME:			
Service charges	7,522	6,514	5,230
Gain on sale of real estate owned	21	20	51
Other income	357	165	327
Total non-interest income	7,900	6,699	5,608
GAIN ON SALE OF SECURITIES, net	87	123	-
NON-INTEREST EXPENSE:			
Compensation and employee benefits	7,269	6,618	6,685
Occupancy, equipment and data processing expense	3,377	3,419	3,085
Marketing and professional	2,133	1,492	1,072
SAIF deposit insurance premiums	62	61	92
Louisiana shares tax	650	605	669
Other operating expenses	2,122	2,573	2,175
Total non-interest expense	15,613	14,768	13,778
INCOME BEFORE INCOME TAXES	9,521	6,655	5,588
INCOME TAXES	3,285	2,296	1,928
NET INCOME	$ 6,236	$ 4,359	$ 3,660
BASIC INCOME PER COMMON SHARE	$2.72	$1.86	$1.56
DILUTED INCOME PER COMMON SHARE	$2.58	$1.81	$1.55

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned Compensation (MSP)	Treasury Stock	Unrealized Gain (Loss) on Securities Available-for-Sale, net	Total
BALANCE, October 1, 1999	$ 42	$ 42,153	$ 30,928	$ (1,754)	$ (390)	$ (21,387)	$ (892)	$ 48,700
Contribution to ESOP		71		333				404
Amortization of MSP					349			349
Tax expense from vesting of MSP shares		(3)						(3)
Purchase of common stock for treasury						(3,265)		(3,265)
Dividends declared - $.50 per share			(1,171)					(1,171)
Comprehensive income:								
Net income			3,660					3,660
Change in unrealized gain (loss) on securities available-for-sale, net							(53)	(53)
Total comprehensive income								3,607
BALANCE, September 30, 2000	42	42,221	33,417	(1,421)	(41)	(24,652)	(945)	48,621
Contribution to ESOP		218		332				550
Amortization of MSP					41			41
Exercise of stock options	1	935						936
Purchase of common stock for treasury						(2,866)		(2,866)
Dividends declared - $.50 per share			(1,167)					(1,167)
Comprehensive income:								
Net income			4,359					4,359
Change in unrealized gain (loss) on securities available-for-sale, net							1,638	1,638
Total comprehensive income								5,997
BALANCE, September 30, 2001	43	43,374	36,609	(1,089)		(27,518)	693	52,112
Contribution to ESOP		413		332				745
Exercise of stock options	1	831						832
Purchase of common stock for treasury						(2,450)		(2,450)
Dividends declared - $.50 per share			(1,132)					(1,132)
Comprehensive income:								
Net income			6,236					6,236
Change in unrealized gain (loss) on securities available-for-sale, net							23	23
Total comprehensive income								6,259
BALANCE, September 30, 2002	$ 44	$ 44,618	$ 41,713	$ (757)	$	$ (29,968)	$ 716	$ 56,366

See notes to consolidated financial statements.

TECHE HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000 (DOLLARS IN THOUSANDS)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 6,236	$ 4,359	$ 3,660
Adjustments to reconcile net income to net cash provided by operating activities:			
Accretion of discount and amortization of premium on investments and mortgage-backed securities	217	(46)	(78)
Provision for loan losses	205	80	120
ESOP expense	633	456	353
MSP expense	20	41	349
Deferred income tax credit	(115)	(144)	(308)
Gain on sale of land	-	-	(85)
Gain on sale of securities	(87)	(123)	-
Gain on sale of real estate owned	(21)	(20)	(51)
Depreciation	1,076	1,191	1,098
Accretion of discount on loans	(115)	(97)	(35)
Change in accrued interest receivable	(114)	17	(245)
Change in accrued interest payable	(262)	279	253
Other - net	(170)	396	331
Net cash provided by operating activities	7,503	6,389	5,362
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from maturities of investment securities available-for-sale	11	3,414	1,108
Proceeds from sale of investment securities available-for-sale	354	506	-
Purchase of investment securities available-for-sale	(228)	(34)	(1,995)
Purchase of mortgaged-backed securities available-for-sale	(55,460)	-	-
Principal repayments on mortgaged-backed securities available-for-sale	32,348	14,790	9,700
Purchase of mortgage-backed securities held-to-maturity	(35,754)	-	(3,416)
Principal repayments on mortgaged-backed securities held-to-maturity	4,857	-	842
Net loan repayments (originations)	30,150	5,693	(43,522)
Purchase of life insurance contracts	(8,500)	-	-
(Investment in) sales of FHLB stock, net	(435)	1,005	(1,552)
Proceeds from sale of land	-	-	595
Purchase of premises and equipment	(3,098)	(3,166)	(2,624)
Net cash (used in) provided by investing activities	(35,755)	22,208	(40,864)

(Continued)

TECHE HOLDING COMPANY AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000 (DOLLARS IN THOUSANDS)

	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(1,132)	(1,167)	(1,171)
Net increase in deposits	6,208	33,021	6,812
Proceeds of long-term FHLB advances	51,000	34,000	29,000
Repayment of long-term FHLB advances	(14,649)	(21,233)	(44,029)
Net (decrease) increase in short-term FHLB advances	-	(57,500)	48,200
Cash paid for purchase of common stock for treasury	(2,450)	(2,866)	(3,265)
Proceeds from exercise of stock options	832	855	-
(Decrease) increase in advance payments by borrowers for taxes and insurance	(290)	17	47
Net cash provided by (used in) financing activities	39,519	(14,873)	35,594
NET INCREASE IN CASH AND CASH EQUIVALENTS	11,267	13,724	92
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,108	10,384	10,292
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 35,375	$ 24,108	$ 10,384
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest	$ 16,083	$ 20,226	$ 19,188
Income taxes paid	$ 3,516	$ 2,318	$ 1,970

See notes to consolidated financial statements.

(Concluded)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Company are described below.

Principles of Consolidation - The consolidated financial statements include the accounts of Teche Holding Company and its wholly-owned subsidiary, Teche Federal Savings Bank (collectively "the Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The Company operates principally in the community savings bank segment by attracting deposits from the general public and using such deposits primarily to originate loans. These loans include those secured by first mortgages on owner-occupied, family residences as well as home improvement and other consumer loans.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents comprise cash and non-interest bearing and interest bearing demand deposits with other financial institutions.

Securities - Securities designated as held-to-maturity are stated at cost adjusted for amortization of the related premiums and accretion of discounts, computed using the level yield method. The Company has the positive intent and ability to hold these securities to maturity.

Securities designated as available-for-sale are stated at estimated market value. Unrealized gains and losses are aggregated and reported as a separate component of stockholders' equity, net of deferred income taxes. These securities are acquired with the intent to hold them to maturity, but they are available for disposal in the event of unforeseen liquidity needs.

Gains and losses on security transactions are determined on the specific identification method.

Derivative Instruments – Effective October 1, 2000, the Company adopted Financial Accounting Standards Board Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The Statement was issued in June 1998 and required the Company to recognize all derivatives as either assets or liabilities in the Company's balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specially designated as a hedge. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Further, SFAS No. 133 permitted, at the time of implementation, the reclassification of securities currently classified as held-to-maturity without calling into question the Company's original intent.

The Company is not currently engaged in any significant activities with derivatives; therefore, the impact of the adoption of this Statement was not significant. However, at the time of implementation of this Statement, the Company reclassified its held-to-maturity portfolio to its available-for-sale portfolio. The securities that were transferred to available-for-sale had an amortized cost of $2,574 and unrealized gross gains of $33 ($22 net of income taxes) at October 1, 2000.

Loans Receivable - Loans receivable are stated at the unpaid principal balances, less the allowance for loan losses and net deferred loan fees, and unearned discount. Unearned discount relates principally to installment loans. Interest on loans is credited to operations based on the principal amount outstanding using the interest method.

When doubt exists as to collectability of a loan, the loan is placed on non-accrual status. When a loan is placed on non-accrual status, interest accrued prior to the judgment of uncollectibility is charged to operations. Loans are returned to an accruing status only as payments are received and if collection of all principal and interest is not in doubt. If doubt exists, any payments received on such non-accrual loans are applied first to outstanding loan amounts and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest.

The Company considers a loan to be impaired when, based upon current information and events, it believes it is possible that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's impaired loans include troubled debt restructurings, and performing and non-performing major loans in which full payment of principal or interest is not expected. The Company calculates a reserve required for impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the loan's observable market price or the fair value of its collateral. The Company did not have a significant amount of impaired loans at September 30, 2002 or 2001.

Allowance for Loan Losses - The allowance for loan losses is a valuation allowance available for losses incurred on loans. Any losses are charged to the allowance for loan losses when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

Periodically during the year management estimates the likely level of losses to determine whether the allowance for loan losses is adequate to absorb losses in the existing portfolio. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb such losses.

Management's judgment as to the level of losses on existing loans involves the consideration of current and anticipated economic conditions and their potential effects on specific borrowers; an evaluation of the existing relationships among loans, known and inherent risks in the loan portfolio, and the present level of the allowance; results of examination of the loan portfolio by regulatory agencies; and management's internal review of the loan portfolio. In determining the collectibility of certain loans, management also considers the fair value of any underlying collateral.

It should be understood that estimates of loan losses involve an exercise of judgment. While it is possible that in particular periods the Company may sustain losses which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheets is adequate to absorb losses in the existing loan portfolio.

Loan Fees, Loan Costs, Discounts and Premiums - Loan origination and commitment fees, and certain direct loan origination costs are deferred and amortized as an adjustment to the related loan's yield using the interest method over the contractual life of the loan.

Discounts received in connection with mortgage loans purchased are amortized to income over the contractual term of the loan using the interest method. These discounts have been deducted from the related loan balances.

Premises and Equipment - The Company computes depreciation generally on the straight-line method for both financial reporting and federal income tax purposes. The estimated useful lives used to compute depreciation are: buildings and improvements, twenty to forty years; and furniture, fixtures and equipment, three to ten years. Interest is capitalized on major construction programs and amounted to $-0-, 105 and $78 in the years ended September 30, 2002, 2001 and 2000, respectively.

Real Estate Owned - Real estate acquired through, or in lieu of, foreclosure is initially recorded at the fair value at the time of foreclosure, less estimated cost to dispose, and any related writedown is charged to the allowance for loan losses. The fair values have not exceeded the balances of the related loans. Valuations are periodically performed by management and provisions for estimated losses on real estate owned are charged to operations when any significant and permanent decline reduces the fair value, less sales costs, to less than the carrying value. The ability of the Company to recover the carrying value of real estate is based upon future sales of the real estate owned. The ability to effect such sales is subject to market conditions and other factors, many of which are beyond the Company's control. Operating income of such properties, net of related expenses, and gains and losses on their disposition are included in the accompanying consolidated statements of income.

Income Taxes - Income taxes are accounted for using the liability method.

Income Per Share - Basic income per common share (EPS) excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company. Diluted EPS is computed by dividing net income by the total of the weighted-average number of shares outstanding plus the effect of outstanding options and Management Stock Plan ("MSP") grants. The Company accounts for the shares acquired by the ESOP in accordance with Statement of Position 93-6 and, therefore, shares controlled by the ESOP are not considered in the weighted average shares outstanding until the shares are committed for allocation to an employee's individual account.

Comprehensive Income - Comprehensive income includes net income and other comprehensive income which, in the case of the Company, includes only unrealized gains and losses on securities available-for-sale.

Reclassifications – Certain reclassifications have been made to the prior years' financial statements in order to conform to the classifications adopted for reporting in 2002.

2. INTEREST RATE RISK

The Company is engaged principally in providing first mortgage and other types of loans to individuals. At September 30, 2002, the Company had interest earning assets of approximately $485,000, most of which will not mature or be repriced until after five years. Interest bearing liabilities totaled approximately $427,000, most of which will mature or can be repriced within two years. The shorter duration of interest-sensitive liabilities indicates that in a rising rate environment the Company is exposed to interest rate risk because liabilities may be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income. In a falling rate environment the market value of long-term assets and net interest income may be increased.

3. SECURITIES

The amortized cost and estimated market values of securities available-for-sale are as follows (in thousands):

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investment securities:				
Municipal obligations	$ 59	$ -	$ -	$ 59
Mortgage-backed securities:				
Government National Mortgage Corporation	4,791	119	-	4,910
Federal Home Loan Mortgage Corporation	41,163	735	-	41,898
Federal National Mortgage Association	6,215	114	-	6,329
	52,169	968	-	53,137
Collateralized mortgage obligations ("CMOs")	10,630	117	(3)	10,744
Equity securities	151	19	-	170
	$ 63,009	$ 1,104	$ (3)	$ 64,110

	September 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Investment securities:				
Municipal obligations	$ 70	$ -	$ -	$ 70
Mortgage-backed securities:				
Government National Mortgage Corporation	8,101	105		8,206
Federal Home Loan Mortgage Corporation	4,721	75		4,796
Federal National Mortgage Association	8,320	222	(12)	8,530
	21,142	402	(12)	21,532
Collateralized mortgage obligations ("CMOs")	18,762	633		19,395
Equity securities	190	43		233
	$ 40,164	$ 1,078	$ (12)	$ 41,230

The amortized cost and estimated market values of securities held-to-maturity are as follows (in thousands):

	September 30, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Mortgaged-backed securities	$ 21,366	$ 138	$ -	$ 21,504
Federal National Mortgage Company's corporate	9,531	153	-	9,684
	$ 30,897	$ 291	$ -	$ 31,188

Gross gains of $87 and $127 were realized on sales of securities in the years ended September 30, 2002 and 2001, respectively. Gross losses of $-0- and $4 were realized on sales of securities in the years ended September 30, 2002 and 2001, respectively. There were no gains or losses on sales of securities in the year ended September 30, 2000.

At September 30, 2002 securities with a cost of approximately $12,000 were pledged to secure deposits and advances from the Federal Home Loan Bank as required or permitted by law.

4. LOANS RECEIVABLE

Loans receivable are summarized as follows (in thousands):

	September 30, 2002	September 30, 2001
Residential real estate mortgage loans:		
One-to-four family units - Conforming	$ 222,069	$ 273,546
One-to-four family units - Alternative	31,599	19,889
Multi-family	5,804	1,107
Land loans	8,750	9,161
Construction loans	8,814	8,908
Non-residential real estate loans	7,792	10,775
Commercial non real estate loans	3,295	-
Home improvement and home equity loans	40,779	36,039
Loans on savings accounts	3,978	4,536
Auto loans	4,143	5,550
Mobile home loans	12,972	10,426
Credit card loans	1,282	1,462
Other secured and unsecured	3,012	3,613
	354,289	385,012
Less:		
Allowance for loan losses	3,459	3,436
Deferred loan fees	207	746
	$ 350,623	$ 380,830

Alternative one-to-four family mortgages represent those loans not meeting all of the Banks standard loan underwriting criteria.

Changes in the allowance for loan losses are as follows (in thousands):

	Year Ended September 30, 2002	2001	2000
Beginning balance, October 1	$ 3,436	$ 3,630	$ 3,537
Provision charged to operating expense	205	80	120
Recoveries	33	12	62
Loans charged off	(215)	(286)	(89)
Ending balance, September 30	$ 3,459	$ 3,436	$ 3,630

Substantially all of the Company's loans receivable are with customers in southern Louisiana.

At September 30, 2002 and 2001 there were unamortized discounts on loans purchased of approximately $320 and $430, respectively. These unamortized discounts have been deducted from the related loan balances in the table above.

The amount of nonaccrual loans at September 30, 2002 and 2001 was not significant. The amount of interest not accrued on these loans did not have a significant effect on net income in 2002, 2001 or 2000.

The Company has collateralized its advances from the Federal Home Loan Bank with a blanket floating lien on its first mortgage loans.

5. REAL ESTATE OWNED

Real estate owned consisted of the following (in thousands):

	September 30,	
	2002	2001
Real estate acquired through foreclosure	$ 630	$ 354
Less allowance for losses	(50)	(72)
Real estate owned, net	$ 580	$ 282

Changes in the allowance for losses on real estate owned are as follows (in thousands):

	Year Ended September 30,		
	2002	2001	2000
Beginning balance, October 1	$ 72	$ 112	$ 147
Reduction of allowance at date of sale	(22)	(40)	(35)
Ending balance, September 30	$ 50	$ 72	$ 112

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows (in thousands):

	September 30,	
	2002	2001
Land	$ 4,327	$ 3,062
Buildings and improvements	11,285	10,053
Furniture, fixtures and equipment	6,628	6,146
	22,240	19,261
Less accumulated depreciation	(7,034)	(6,077)
	$ 15,206	$ 13,184

7. DEPOSITS

Deposits are summarized as follows (in thousands):

	September 30, 2002	September 30, 2001
Non-interest bearing demand accounts	$ 25,210	$ 23,309
Interest bearing:		
NOW accounts	46,565	40,088
Passbook and regular savings	26,187	24,469
Money funds accounts	55,246	46,568
Certificates of deposit	195,917	208,483
	$ 349,125	$ 342,917

Certificates of deposit of over $100 amounted to $37,469 and $42,200 at September 30, 2002 and 2001, respectively.

Certificates of deposits at September 30, 2002 mature as follows (in thousands):

Less than one year	$ 91,937
1-2 years	47,824
2-3 years	14,051
3-4 years	30,155
4-5 years	5,742
Over 5 years	6,208
TOTAL	$ 195,917

8. ADVANCES FROM FEDERAL HOME LOAN BANK AND CASH RESERVE REQUIREMENTS

At September 30, 2002, the Company was indebted to the FHLB for $103,471 of advances bearing interest at a weighted average rate of 5.89% which are due as follows (in thousands):

Year Ended September 30,	
2003	$ 11,385
2004	6,344
2005	4,445
2006	4,076
Thereafter	77,221
	$ 103,471

These advances are collateralized by a blanket floating lien on the Company's first mortgage loans.

Included in the table above is a $5,000 advance callable in the year ended September 30, 2003. This advance has been included in the above table based upon its call date rather than its stated due date of 2008.

At September 30, 2001, the Company was indebted to the Federal Home Loan Bank for $67,120 of advances bearing interest at an average rate of 6.65%, $8,996 of which were due or callable in the year ended September 30, 2002, $3,822 in 2003, $1,795 in 2004, $1,292 in 2005 and the balance thereafter.

The Company is required to maintain certain cash reserves relating to its deposit liabilities. This requirement is ordinarily satisfied by cash on hand.

9. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of September 30, 2002 and 2001 are as follows (in thousands):

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 727	$ 550
Other	145	182
Total deferred tax assets	872	732
Deferred tax liabilities:		
Deferred loan fees and costs, net	240	300
Unrealized gain on securities available-for-sale	385	373
Tax over book depreciation	80	-
Dividends on FHLB stock	610	560
Other	140	185
Total deferred tax liabilities	1,455	1,418
Net deferred tax liabilities	$ (583)	$ (686)

The components of income taxes are as follows (in thousands):

	Year Ended September 30,		
	2002	2001	2000
Currently payable	$ 3,400	$ 2,440	$ 2,236
Deferred	(115)	(144)	(308)
	$ 3,285	$ 2,296	$ 1,928

Income taxes differ from the amounts computed by applying the U.S. Federal income tax rate of 34% to earnings before income taxes. The reasons for these differences are as follows (in thousands):

	Year Ended September 30,		
	2002	2001	2000
Taxes computed at statutory rates	$ 3,237	$ 2,263	$ 1,900
Increase in taxes due to miscellaneous items	48	33	28
	$ 3,285	$ 2,296	$ 1,928
Actual tax rate	35%	35%	35%

Generally accepted accounting principles does not require that deferred income taxes be provided on certain portions of the allowance for loan losses that existed as of September 30, 1988. At September 30, 2002, retained earnings includes approximately $4,400 representing such allowances for which no deferred income taxes have been provided.

10. NON-INTEREST EXPENSE

Occupancy, equipment and data processing expenses consisted of the following (in thousands):

	Year Ended September 30,		
	2002	2001	2000
Occupancy, including depreciation, insurance, rent, utilities, etc.	$ 1,091	$ 935	$ 879
Equipment, including depreciation, telephone, etc.	1,521	1,693	1,569
Data processing	765	791	637
	$ 3,377	$ 3,419	$ 3,085

Other operating expenses consisted of the following (in thousands):

	Year Ended September 30,		
	2002	2001	2000
Stationery, printing and postage	$ 698	$ 649	$ 650
Debit card expense	471	426	293
Other	953	1,498	1,232
	$ 2,122	$ 2,573	$ 2,175

11. OTHER COMPREHENSIVE INCOME

The adjustment to determine other comprehensive income as included in the consolidated statements of changes in stockholders' equity consists of the following for the years ended September 30, 2002, 2001 and 2000 (in thousands):

	Before-Tax Amount	Tax (Expense) Credit	Net of Tax Amount
2002			
Gross change in unrealized gain on securities available-for-sale	$ 122	$ (42)	$ 80
Less reclassification for gain included in net income	87	(30)	57
Net change in unrealized gain on securities available-for-sale	$ 35	$ (12)	$ 23
2001			
Gross change in unrealized gain on securities available-for-sale	$ 2,651	$ (933)	$ 1,718
Less reclassification for gain included in net income	123	(43)	80
Net change in unrealized gain on securities available-for-sale	$ 2,528	$ (890)	$ 1,638
2000			
Gross change in unrealized gain (loss) on securities available-for-sale	$ (79)	$ 26	$ (53)
Less reclassification for gain included in net income	-	-	-
Net change in unrealized gain (loss) on securities available-for-sale	$ (79)	$ 26	$ (53)

12. RETIREMENT PLAN

The Company participates in a defined benefit multi-employer retirement plan which covers substantially all employees. The plan is administered by the Financial Institutions Retirement Fund. Charges to operations under the plan include normal cost. There were no required payments in the years ended September 30, 2002, 2001 and 2000. The market value of the net assets of the retirement fund exceeds the liability of the present value of accrued benefits. No separate information regarding the Company's share of the assets and liabilities of this plan is available.

13. INCOME PER SHARE

Following is a summary of the information used in the computation of basic and diluted income per common share for the years ended September 30, 2002, 2001 and 2000 (in thousands):

	Year Ended September 30,		
	2002	2001	2000
Weighted average number of common shares outstanding - used in computation of basic income per common share	2,290	2,349	2,346
Effect of dilutive securities:			
Stock options	125	59	-
MSP stock grants	1	4	20
Weighted average number of common shares outstanding plus effect of dilutive securities - used in computation of diluted income per common share	2,416	2,412	2,366

14. EMPLOYEE STOCK PLANS

The Company maintains an ESOP for the benefit of Teche Federal Savings Bank's employees who meet certain eligibility requirements. The ESOP Trust acquired 332,337 shares of common stock in the Company's initial public offering in 1995 with proceeds from a loan from the Company. Teche Federal Savings Bank makes cash contributions to the ESOP on a basis sufficient to enable the ESOP to make the required loan payments to the Company.

The note payable referred to above bears interest at the prime rate adjusted quarterly with interest payable quarterly and principal payable in annual installments of at least $332. The loan is collateralized by the shares of the stock purchased.

As the debt is repaid, shares are released from collateral and allocated to qualified employees based on the proportion of principal paid in the year. The shares pledged as collateral are reported as a reduction of stockholders' equity in the consolidated balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for income per share computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings and dividends on unallocated ESOP shares are recorded as a reduction of debt.

Compensation expense related to the ESOP was $633, $456 and $353 for the years ended September 30, 2002, 2001 and 2000, respectively. The following is a summary of shares held in the ESOP Trust as of September 30, 2002 and 2001 :

	2002	2001
Shares released for allocation or committed to be released	224,053	202,315
Unreleased shares	75,699	108,933
Total ESOP shares	299,752	311,248
Market value of unreleased shares (in thousands)	$ 1,855	$ 2,070

In the year ended September 30, 1996, the stockholders of the Company approved the Teche Holding Company 1995 Stock Option Plan (the "Plan") under which options to purchase 423,200 common shares were reserved and granted to executive employees and directors of Teche Federal Savings Bank. In the years ended September 30, 2002, 1999 and 1998, issuances of additional options were authorized. The exercise prices are equal to the market price on the date of grant and 20% to 25% of the options are generally exercisable within the first anniversary date after the date of grant and 20% to 25% annually thereafter. All unexercised options expire ten years from the date of grant. No compensation expense was recognized under the Plans in 2002, 2001 or 2000. The following table summarizes activity relating to the Plans:

	Available for Grant	Options Outstanding	Weighted Average Price
Balance, October 1, 1999	3,200	526,332	14.73
Changes during year	-	-	-
Balance, September 30, 2000	3,200	526,332	14.73
Exercised	-	(109,234)	13.94
Expired and other	14,200	(14,200)	19.88
Balance, September 30, 2001	17,400	402,898	14.90
Exercised		(103,226)	16.12
Reserved	212,500		
Granted	(47,567)	47,567	20.43
Expired and other	1,200	(1,200)	19.80
Balance, September 30, 2002	183,533	346,039	$ 15.43
Exercisable at September 30, 2000		380,993	$ 14.35
Exercisable at September 30, 2001		362,628	$ 14.56
Exercisable at September 30, 2002		292,295	$ 14.59

Options exercisable at September 30, 2002 include 245,350 at $13.94 per share, 22,400 at $19.88 per share and 24,545 at $16.38 per share. Outstanding options at September 30, 2002 include 245,350 at $13.94 per share with an average remaining contractual life of 3 years, 22,400 at $19.88 and 5 years, 30,682 at $16.38 and 7 years, 34,911 at $18.50 and 9 years and 12,696 at $25.70 and 10 years.

In the year ended September 30, 1996, the stockholders of the Company approved the Management Stock Plan ("MSP") under which restricted grants of 169,280 shares were made to executive employees and directors of Teche Federal Savings Bank. Teche Federal Savings Bank acquired the Company's stock on the open market for the benefit of the recipients. The recipients vest 20% annually as long as they remain as Teche Federal Savings Bank directors or employees. The Company recognized compensation expense ratably over the vesting period and the cost of unvested shares was reported as unearned compensation as a reduction of stockholders' equity. Compensation expense related to the MSP was $-0-, $41 and $349 for the years ended September 30, 2002, 2001 and 2000, respectively. All shares were vested at September 30, 2002.

In the year ended September 30, 2002, the Company issued restricted grants of up to 2,030 shares to certain executive officers.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock options. Accordingly, no compensation cost has been recognized. The Financial Accounting Standards Board requires disclosure of the compensation cost for stock-based incentives granted by the Company based on the fair value at grant date for awards. The weighted average fair value of options granted during the year ended September 30, 2002 was $6.10. Applying SFAS No. 123 would result in pro forma net income and income per share amounts as follows:

	2002	2001	2000
Net income (in thousands):			
As reported	$ 6,236	$ 4,359	$ 3,660
Pro forma	6,136	4,264	3,285
Basic income per share:			
As reported	$ 2.72	$ 1.86	$ 1.56
Pro forma	2.68	1.82	1.40
Diluted income per share			
As reported	$ 2.58	$ 1.81	$ 1.55
Pro forma	2.54	1.77	1.39

The fair value of the 2002 options were estimated on the date of grant using an option-pricing model with the following weighted-average assumptions used for grants: dividend yield of 2%; expected volatility of 25 percent; risk-free interest rate of 4.5 percent; and expected lives of 8 years for all options.

15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. The financial instruments include commitments to extend credit and commitments to sell loans. Those instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amounts of those instruments reflect the extent of the involvement the Company has in particular classes of financial instruments.

As of September 30, 2002, the Company had made various commitments to extend credit totaling approximately $6,900 including $5,000 of the undisbursed portion of loans in process. Most of these commitments are at fixed rates. The rates on fixed rate loan commitments range from 5.50% to 6.75% at September 30, 2002. The rates on variable rate loan commitments range from 4.88% to 7.00% at September 30, 2002. As of September 30, 2001, such commitments totaled approximately $7,200 including $5,900 of the undisbursed portion of loans in process.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being fully drawn upon, the total commitment amount disclosed above does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Investment and Mortgage-Backed Securities - For investment securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans - The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers for the same remaining maturities.

Deposits - The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturities certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Advances from Federal Home Loan Bank - The fair value of advances is estimated using rates currently available for advances of similar remaining maturities.

Commitments - The fair value of commitments to extend credit was not significant.

The estimated fair values of the Company's significant financial instruments are as follows at September 30, 2002 and 2001 (in thousands):

	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 35,375	$ 35,375	$ 24,108	$ 24,108
Investment securities	95,007	95,298	41,230	41,230
Loans	354,082	370,500	384,266	396,000
Less: allowance for loan losses	3,459	3,459	3,436	3,436
Loans, net of allowance	350,623	367,041	380,830	392,564
Financial liabilities:				
Deposits	349,125	355,500	342,917	347,000
Advances from Federal Home Loan Bank	103,471	115,900	67,120	73,800

17. REGULATORY CAPITAL

The Bank's actual capital and its statutorily required capital levels based on the consolidated financial statements accompanying these notes were as follows (in thousands):

	September 30, 2002					
	Actual		For Capital Adequacy Purposes Required		To be Well Capitalized Under Prompt Corrective Action Provisions Required	
	Amount	%	Amount	%	Amount	%
Core capital	$46,078	9.0 %	$20,424	4.0 %	$30,636	6.0 %
Tangible capital	$46,078	9.0 %	$ 7,659	1.5 %	N/A	N/A
Total Risk based capital	$49,386	17.3 %	$22,832	8.0 %	$28,540	10.0 %
Leverage	$46,078	9.0 %	N/A	N/A	$25,530	5.0 %

	September 30, 2001					
	Actual		For Capital Adequacy Purposes Required		To be Well Capitalized Under Prompt Corrective Action Provisions Required	
	Amount	%	Amount	%	Amount	%
Core capital	$46,658	10.0 %	$18,672	4.0 %	$28,008	6.0 %
Tangible capital	$46,658	10.0 %	$ 7,002	1.5 %	N/A	N/A
Total Risk based capital	$49,976	17.8 %	$22,419	8.0 %	$28,024	10.0 %
Leverage	$46,658	10.0 %	N/A	N/A	$23,340	5.0 %

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires each federal banking agency to implement prompt corrective actions for institutions that it regulates. In response to this requirement, OTS adopted final rules based upon FDICIA's five capital tiers. The rules provide that a savings bank is "well capitalized" if its total risk-based capital ratio is 10% or greater, its Tier 1 risk-based capital ratio is 6% or greater, its leverage is 5% or greater and the institution is not subject to a capital directive. Under this regulation, the Bank was deemed to be "well capitalized" as of September 30, 2002 and 2001 based upon the most recent notifications from its regulators. There are no conditions or events since those notifications that management believes would change its classifications.

18. SUMMARIZED FINANCIAL INFORMATION OF TECHE HOLDING COMPANY (PARENT COMPANY ONLY) (IN THOUSANDS)

Balance Sheets

	2002	2001
Assets:		
Investment in subsidiary	$46,884	$47,427
Cash and cash equivalents	6,062	3,507
Due from ESOP	757	1,089
Other	2,663	89
	$56,366	$52,112
Stockholders' equity	$56,366	$52,112

Statements of Earnings

	Year Ended September 30		
	2002	2001	2000
Dividends received from subsidiary	$7,600	$ 1,500	$ 2,500
Equity in earnings of subsidiary (less than) greater than dividends received	(1,365)	2,771	1,152
Interest income from subsidiary	212	183	109
Management fees and other expenses allocated to the Parent	(135)	(113)	(150)
Other income (expenses), net	(76)	114	63
Income tax (expense) credit	-	(96)	(14)
Net income	$6,236	$ 4,359	$ 3,660

Statements of Cash Flows

	Year Ended September 30		
	2002	2001	2000
Cash Flows from Operating Activities	$ 8,086	$ 2,820	$ 2,484
Cash Flows from Investing Activities:			
Repayment of loan by subsidiary	332	332	333
Purchase of land	(2,281)	-	-
Net cash (used in) provided by investing activities	(1,949)	332	333
Cash Flows from Financing Activities:			
Dividends paid	(1,132)	(1,167)	(1,171)
Cash paid for purchase of common stock for treasury	(2,450)	(2,866)	(3,265)
Net cash used in financing activities	(3,582)	(4,033)	(4,436)
Net increase (decrease) in cash and cash equivalents	2,555	(881)	(1,619)
Cash and cash equivalents, beginning of year	3,507	4,388	6,007
Cash and cash equivalents, end of year	$ 6,062	$ 3,507	$ 4,388

Cash dividends of $7,600, $1,500 and $2,500 were paid by Teche Federal Savings Bank to Teche Holding Company in the years ended September 30, 2002, 2001 and 2000, respectively.

Stockholders' equity of the Company includes the undistributed earnings of Teche Federal Savings Bank. Dividends are payable only out of retained earnings or current net income. Moreover, dividends to the Company's stockholders can generally be paid only from liquid assets of Teche Holding Company and dividends paid to the Company by the Bank. The amount of capital of the Bank available for dividends at September 30, 2002 was approximately $15,400.

* * * * * *

Directors of Teche Holding Company and Teche Federal Savings Bank

Patrick O. Little, Chairman
Mary Coon Biggs
Donelson T. Caffery, Jr.
Robert Judice, Jr.
Henry L. Friedman
J. L. Chauvin
Dr. Thomas F. Kramer
W. Ross Little, Jr.
Robert E. Mouton
Christian L. Olivier, Jr.
Maunette B. Risher – Advisory

INDEPENDENT AUDITORS

Deloitte & Touche LLP
One Shell Square
701 Poydras Street, Suite 3700
New Orleans, LA 70139

LEGAL COUNSEL

Biggs, Supple, Cremaldi and
Curet, L.L.P.
Lawless Building
Willow Street
Franklin, LA 70538

SPECIAL COUNSEL

Malizia, Spidi & Fisch, PC
1100 New York Avenue, N.W.,
Suite 340 West
Washington, D.C. 20005

REGISTRAR AND STOCK TRANSFER AGENT

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 525-7686
Fax (908) 272-1006

Officers of Teche Federal Savings Bank

Patrick O. Little	Chairman, President/CEO
Scott Sutton	Senior Vice President/ Operations
J.L. Chauvin	Senior Vice President/Treasurer Chief Financial Officer
Darryl Broussard	Senior Vice President Chief Lending Officer
W. Ross Little, Jr.	Senior Vice President, Secretary Sales & Marketing
Eddie LeBlanc	Vice President, Internal Auditor
Stanley Plessala	Vice President
D. Ross Landry	Vice President
Angela Badeaux	Vice President
Glen Brown	Vice President
Kevin Caswell	Vice President
Bill Babineaux	Vice President
Lynn Blanchard	Vice President
Carol Nini	Vice President
Belinda Cavazos	Vice President
James Hamilton	Assistant Vice President
William F. Ball	Assistant Vice President
Tamaria B. Lecompte	Assistant Vice President
Gwen Doucet	Assistant Vice President
Lavergne Boutte	Assistant Vice President
Vicky Landry	Assistant Vice President
Mary Beth Brady	Assistant Vice President
Irma Nell Bourque	Assistant Vice President
Andy Magers	Assistant Vice President
Brenda Henson	Assistant Vice President
Karen Verret	Assistant Vice President
Wendy Frederick	Assistant Vice President
Carl W. Tritschler	Assistant Vice President
Beverly Adams	Assistant Vice President
Debbie Stevens	Assistant Vice President
Dalie Eldridge	Assistant Vice President
Susan Simoneaux	Assistant Vice President
Theresa Landry	Assistant Vice President

NOTES



